EXHIBIT 99.3


June 28, 2005


Mr. Terry L. Haines
President and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

Dear Mr. Haines:

You have asked that we provide you with our opinion as to the best course for A. Schulman, Inc. (the "Company") to take to maximize value for its stockholders. As you know from our prior correspondence and meetings, we have conducted a significant amount of research on the Company and considered numerous actions that the Company could take to improve shareholder value.

It is our recommendation that the Board of Directors retain an investment banker to explore the sale of the Company as we believe that the intrinsic value of its business is not properly reflected in the public marketplace. We note, for example, that during the three year period from February 28, 2002 through February 28, 2005 (the end of the Company's last reported quarterly period), the Company's common stockholders' equity per share grew by over 45% -- from $10.71 per share to $15.59 per share. This increase in stockholders' equity has not, however, been reflected in the public valuation of the Company, as the stock price declined roughly 1.2% over the same three year period, and since then has continued to weaken. A review of the Company's stockholders' equity and share price performance over the past ten years shows a similar divergence.

In light of the above, we feel that a sale of the business is the best course for the Company to pursue at this time. As one of the Company's largest stockholders, we are interested in helping the Company maximize shareholder value for the benefit of all of its stockholders and would be glad to provide you with whatever assistance we can in this regard.

Thank you for your consideration.

Sincerely,

/s/ James A. Mitarotonda
--------------------------------
James A. Mitarotonda


cc: Robert Stefanko